SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at June 21, 2006

GREAT BASIN GOLD LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: June 21, 2006

Print the name and title of the signing officer under his signature.

------------------------
Great Basin Gold Ltd.
Ste.1020-800 West Pender Street
Vancouver, BC
V6C 2V6
Tel. 604-684-6365
Fax 604-684-8092
Toll Free: 1 800 667-2114
www.greatbasingold.com

POSITIVE RESULTS CONTINUE FROM UNDERGROUND DRILLING
AT HOLLISTER DEVELOPMENT BLOCK PROJECT IN NEVADA

June 21, 2006 , Vancouver, BC - Great Basin Gold Ltd. (TSX-GBG; AMEX-GBN) announces additional excellent results from the underground drilling program at the Hollister Development Block Project at the Ivanhoe Property, located on the Carlin Trend, about 75 km northwest of Elko. Hecla Mining Company is operating the underground exploration and development program under an earn-in agreement.

The Hollister Development Block hosts the Gwenivere, South Gwenivere and Clementine high-grade gold-silver vein systems. The vein systems consist of multiple steeply dipping, banded quartz and quartz stockwork veins and vein breccias. A 50,000-foot underground drilling program began in February, designed to upgrade the mineral resources at the Hollister Development Block. To early June, 31 holes, totaling 11,500 ft (3,500 m), have been drilled. All results reported to date are available on the Great Basin website: www.greatbasingold.com.

Results for eleven holes are shown in the attached Table of Assay Results. These holes intersected multiple veins with some outstanding intersections, particularly in holes HDB-008, 017, 018, 029 and 030, highlighted below.

-Hole HDB-008 intersected a 0.5 ft (0.15 m) vein grading 49.30 oz/ton (1,690 gram/tonne - g/t) gold with the silver assay pending. The hole also intersected 1.5 feet (0.46 m) grading 0.69 oz/ton (23.70 g/t) gold and 8.16 oz/ton (280 g/t) silver within a longer interval, also of good grade, in the Gwenivere vein and 1.7 ft (0.52 m) grading 0.25 oz/ton (8.57 g/t) and 2.32 oz/ton (79.5 g/t) silver in the Clementine vein.
- Hole HBD-017 intersected 3.2 ft (0.98 m, including an internal block of wall rock) with an average grade 1.78 oz/ton (61.0 g/t) gold and 20.17 oz/ton (692 g/t) silver.
-Hole HDB-018 intersected two veins within the Clementine system: the first grading 6.33 oz/ton (217 g/t) gold and 73.85 oz/ton (2,532 g/t) silver over 1.9 ft (0.58 m) and the second grading 0.24 oz/ton (8.23 g/t) gold and 16.20 oz/ton (555 g/t) silver over 2.6 ft (0.79 m).
-Hole HDB-029 intersected two veins in the Clementine system: one grading 3.29 oz/ton (371 g/t) gold and 39.45 oz/ton (1,352 g/t) silver over 3.4 ft (1.04 m) and the other grading 0.21 oz/ton (7.2 g/t) gold and 12.94 oz/ton (444 g/t) silver over 5.0 ft (1.52 m).
-Hole HDB-030 intersected eight veins with significant gold and silver values; three of these are Clementine veins.

o        Best results for the Clementine veins are 8.02 oz/ton (275 g/t) gold and 44.04 oz/ton (1,510 g/t) silver over 1.2 ft (0.36 m) and 1.48 oz/ton (50.7 g/t) gold and 11.90 oz/ton (408 g/t) silver over 1.5 ft (0.46 m).
o        Best results for the other veins are 0.70 oz/ton (24.0 g/t) gold and 89.27 oz/ton (3,061 g/t) silver over 1.5 ft (0.46 m) and 1.11 oz/ton (38.1 g/t) gold and 25.77 oz/ton (884 g/t) silver over 0.7 ft (0.21 m).

The definition drilling is part of a two-stage underground exploration and development program designed to take the Project through feasibility and potentially to commercial production. Prior to the completion of the drilling, about 5,600 feet of decline and underground development, including associated cross-cuts and diamond drill stations, will be completed. Mining of approximately 5,000 tons of bulk sample is also planned. Site engineering, environmental and socioeconomic studies are underway. The feasibility study program is targeted for completion by the end of the first quarter of 2007.

President and CEO Ferdi Dippenaar said:
"We are pleased with these results that have been forthcoming from the drilling program at the Hollister Development Block. Aside from the obvious grade and thickness information, it will allow for a better understanding of the mineralized structures, as well achieving our objective of converting the high grade gold and silver "resource" to "reserve" categories."

Samples collected from the Hollister Development Block Project are stored in Hecla's secured facility until picked up by Inspectorate America Corporation (Inspectorate) of Sparks, Nevada. Vein sample preparation consists of drying and jaw-crushing the entire sample to 90% passing 10-mesh, taking a 1000 g sub-sample using a rotary splitter, and then pulverizing the 1000 g sub-sample to 90% passing 150-mesh using a large capacity ring and puck pulverizer. Gold and silver determinations are by metallic screen analysis, with two 1 assay-ton (30 g) fire assays completed on the fine fraction; the coarse fraction is fire assayed in its entirety. All metal determinations are by gravimetric finish. Laboratory Quality Assurance/Quality Control (QA/QC) is monitored using coarse reject blanks and assay standards submitted by Hecla, duplicate fire assays, and Inspectorate's internal standards and blanks. Coarse reject blanks (barren rhyolite) and the assay standards are inserted by Hecla into the sample sequence as blind samples prior to submitting the samples to the laboratory. Inspectorate also inserts assay standards and blanks into the sample stream. QA/QC results are within acceptable limits.

Dave Copeland, P.Eng., a qualified person and director of Great Basin Gold Ltd., is monitoring the program on behalf of Great Basin and has reviewed this news release.

Ferdi Dippenaar
President and CEO

The TSX Exchange and the American Stock Exchange have neither approved nor disapproved of the contents of this press release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin ("the Company") expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

HOLLISTER DEVELOPMENT BLOCK DRILLING
TABLE OF ASSAY RESULTS - JUNE 2006

Drill Hole Number	Vein System		From (feet)	To (feet)	Width (feet)	Estimated True Width		Gold (oz/t)	Silver (oz/t)	Gold (g/t)	Silver (g/t)
						(feet)	(m)
HDB-007			63.0	63.7	0.7	0.5	0.15	0.438	pending	15.0	pending
			248.0	253.0	5.0	3.5	1.07	0.008	0.51	0.27	17.5
	Gwenivere		285.9	295.6	9.7	8.2	2.50	0.059	0.77	2.02	26.4
		Incl.			2.1	1.8	0.55	0.184	1.86	6.31	63.8
			310.0	310.4	0.4	0.4	0.12	0.004	0.14	0.14	4.8
HDB-008			224.0	225.0	1.0	0.5	0.15	49.298	pending	1,690	pending
	Gwenivere		265.3	274.3	9.0	7.8	2.38	0.171	3.85	5.86	132
	Gwenivere	Incl.			1.7	1.5	0.46	0.685	8.16	23.5	280
	Clementine		655.5	657.8	2.3	1.7	0.52	0.248	2.32	8.50	79.5
HDB-016	Clementine		203.4	209.4	6.0	4.4	1.34	0.380	pending	13.0	pending
	Clementine		209.4	210.3	0.9	0.8	0.24	0.030	0.12	1.03	4.1
	Clementine		210.3	216.0	5.7	3.1	0.94	0.392	pending	13.4	pending
	Clementine		263.0	265.5	2.5	1.9	0.58	0.022	0.07	0.75	2.4
HDB-017	Clementine		181.4	182.4	1.0	0.6	0.18	0.069	1.21	2.37	41.5
	Clementine		229.9	233.8	3.9	3.2	0.98	1.783	20.17	61.1	692
	Clementine	Incl.	229.9	230.7	0.8	0.7	0.21	5.362	78.35	184	2,686
	Clementine	Incl.	232.8	233.8	1.0	0.7	0.21	2.326	11.94	79.8	409
HDB-018			86.7	87.4	0.7	0.7	0.21	0.475	pending	16.3	pending
	Clementine		142.8	144.8	2.0	1.9	0.58	6.332	73.85	217	2,532
	Clementine		238.9	241.5	2.6	2.6	0.79	0.237	16.20	8.13	555
HDB-019	Clementine		232.7	233.5	0.8	0.8	0.24	0.004	nil	0.14	pending
	Clementine		266.0	269.5	3.5	3.3	1.01	0.465	9.95	15.9	341
HDB-020A	Clementine		425.5	429.9	4.4	2.5	0.76	0.023	1.66	0.79	56.9
	Clementine		457.1	460.2	3.1	1.8	0.55	0.017	0.32	0.58	11.0
HDB-023			28.4	30.6	2.2	0.4	0.12	0.239	0.32	8.19	11.0
	Gwenivere		136.3	138.3	2.0	1.6	0.49	0.308	2.22	10.6	76.1
HDB-027	Clementine		153.4	154.2	0.8	0.6	0.18	0.193	0.53	6.62	18.2
	Clementine		267.4	268.1	0.7	0.5	0.15	0.052	2.15	1.78	73.7
HDB-029			83.0	84.5	1.5	1.5	0.46	0.464	pending	15.9	pending
			211.7	212.2	0.5	0.3	0.09	0.016	nil	0.55	pending
			212.2	218.0	5.8	5.0	1.52	0.212	12.94	7.27	444
	Clementine		223.9	227.5	3.6	3.4	1.04	3.286	39.45	113	1,352
HDB-030			26.0	26.4	0.4	0.4	0.12	0.413	5.03	14.2	173
			45.5	46.6	1.1	1.0	0.30	0.166	36.09	5.69	1,237
			49.6	51.2	1.6	1.5	0.46	0.704	89.27	24.1	3,061
			90.1	90.8	0.7	0.7	0.21	1.106	25.77	37.9	884
			102.7	103.0	0.3	0.3	0.09	0.859	1.29	29.4	44.2
	Clementine		139.8	142.4	2.6	2.2	0.67	1.103	9.36	37.8	321
	Clementine	Incl.	139.8	140.6	0.8	0.7	0.21	0.291	3.91	9.98	134
	Clementine	Incl.	140.6	142.4	1.8	1.5	0.46	1.482	11.90	50.8	408
	Clementine		227.5	228.8	1.3	1.2	0.37	8.022	44.04	275	1,510

HDB-016 203.4-209.3 ft and 210.3-216.0 ft - fire assay results only; metallic screen analyses pending.
HDB-029 50.4-52.6 ft and 135.0-145.0 ft assays pending for both gold and silver.
Silver values "pending" generally means ICP result returned >20 ppm; sample will be fire assayed